February 7, 2020

Jason Wang
Chief Financial Officer
Fincera Inc.
27/F, Kaiyuan Finance Center, No. 5, East Main Street
Shijiazhuang, Hebei
People's Republic of China

       Re: Fincera Inc.
           Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2018
           File No. 001-34477

Dear Mr. Wang:

        We received your response letter dated December 6, 2019 relating to the above captioned filing. However, as of the date of this letter, we note that you do not have financial statements and ICFR for the years ended December 31, 2018 and 2017 that can be relied upon. Accordingly, these comments will remain unresolved and we expect you to provide complete, audited financial statements and ICFR reports that can be relied upon for all required periods as soon as they are available.

         Since you do not have financial statements and ICFR that can be relied upon, we will terminate our review and will take further steps as we deem appropriate. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Klein, Staff Accountant, at 202-551-3847 or Hugh West,
Accounting Branch Chief, at 202-551-3872 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance